

July 20, 2011

<u>Via E-Mail</u>
Emanuel Chirico
Chairman and Chief Executive Officer
Phillips-Van Heusen Corporation
200 Madison Avenue
New York, NY 10016

> **Re: Phillips-Van Heusen Corporation**
> **Form 10-K for the Fiscal Year Ended January 30, 2011**
> **Filed March 30, 2011**
> **Items 2.02 and 9.01 Form 8-K**
> **Filed March 28, 2011**
> **File No. 001-07572**

Dear Mr. Chirico:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 29

Results of Operations, page 30

Income Taxes, page 35

1.   We note that your 2010 effective tax rate was negatively impacted by the inclusion of certain international income being taxed in the U.S, and that you anticipate your 2011 effective tax rate to be negatively impacted by additional 2011 international earnings expected to be taxed in the U.S. Please describe to us your specific plans for the reinvestment of undistributed earnings of foreign subsidiaries (ASC 740-30-25-17), and tell us the factors that management considered in determining that there is sufficient

evidence that the undistributed earnings of your foreign subsidiaries will continue to be indefinitely reinvested in light of your distribution of foreign earnings in fiscal 2010, planned distribution in fiscal 2011, and your mandatory debt repayments (ASC 740-30-25-19).

Notes to Consolidated Financial Statements, page F-6

1. Summary of Significant Accounting Policies, page F-6

Revenue Recognition, page F-7

2.   We note your disclosure that revenue from gift cards is recognized at the time of redemption. Please further describe to us your revenue recognition policy with respect to gift cards, including your policy for gift card breakage and quantify for us the amount of breakage you recognized in each of the past three years. Also confirm to us that you will disclose your gift card accounting policy in future filings and provide us with the text of your proposed future disclosure.

8. Income Taxes, page F-25

3.   We note the acquisition adjustments of 30.5% in your tax rate reconciliation. We further note on page 35 the nature of the favorable and unfavorable items impacting your fiscal 2010 effective tax rate. Please tell us if the acquisition adjustments line item includes any individual reconciling items that exceed five percent of the amount computed by multiplying income before taxes by the statutory tax rate and, if so,

   a. provide us with a reconciliation of this line item that includes each individual component that exceeds five percent, and describe to us the nature of each component,

   b. tell us whether each component is expected to continue or resulted from a one-time event, and

   c. confirm to us that you will provide disclosure of such items in future filings, pursuant to Rule 4-08(h) of Regulation S-X.

Items 2.02 and 9.01 Form 8-K filed March 28, 2011

Exhibit 99.1, page 2

4.   We note that you finalized the transfer of certain Tommy Hilfiger U.S. brand intangibles to a European subsidiary in the fourth quarter of 2010. We further note that the finalization of the transfer impacted the acquisition accounting associated with the Tommy Hilfiger transaction, as well as the second and third quarter's tax expense and

earnings per share which you retrospectively adjusted in accordance with acquisition accounting standards. Please advise us of the following:

a. explain to us the basis for your conclusion to account for the effects of the transfer transaction under acquisition accounting standards as opposed to separately from the acquisition, including your consideration of the three factors in ASC 805-10-55-18; and

b. quantify for us the measurement period adjustments you recorded in the fourth quarter of 2010 upon the finalization of the transfer transaction and, to the extent material, tell us how you considered ASC 805-10-50-6(c).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Archfield (Staff Accountant) at (202) 551-3315 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/Tia Jenkins

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services